EXHIBIT 12

Bausch & Lomb Incorporated

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollar Amounts In Millions)

	December 27, 2003	December 28, 2002
Earnings from continuing operations before provision for income taxes and minority interests	$ 197.0	$ 137.0

Fixed charges	54.7	54.1

Current period amortization of capitalized interest	0.2	0.3

Capitalized interest	(1.1)	(0.1)
Total earnings as adjusted	$ 250.8	$ 191.3

Fixed charges: Interest (including interest expense and capitalized interest)	$ 54.2	$ 53.9

Portion of rents representative of the interest factor	0.5	0.2

Total fixed charges	$ 54.7	$ 54.1

Ratio of earnings to fixed charges	4.6	3.5